       SECURITIES AND EXCHANGE COMMISSION             --------------------------
             WASHINGTON, D.C. 20549                         OMB Approval
                  FORM N-17f-2                        --------------------------
                                                      OMB Number:      3235-0360
Certificate of Accounting of Securities and Similar   Expires:     July 31, 1994
          Investment in the Custody of                Estimated average burden
         Management Investment Companies              hours per response....0.05

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                       Date examination completed

       811-8918                                                              April 30, 2001
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in representation statement:

     The Hirtle Callaghan Trust
     (The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

     Five Tower Bridge, 300 Barr Harbor, Suite 500,
     West Conshohocken, PA 19428-2970
--------------------------------------------------------------------------------

   INSTRUCTIONS

   This Form must be completed by the investment companies that have custody of securities or similar investments.

   Investment Company

   1. All items must be completed by the investment company.

   2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

   Accountant

   3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

   THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Report of Independent Accountants

To the Board of Trustees of:

The Hirtle Callaghan Fixed Income Portfolio
The Hirtle Callaghan Intermediate Term Municipal Bond Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio, (the "Portfolios") and the assertion of Bankers Trust Company and DAMI, sub-advisor and custodian, (collectively "Management's Assertions") about the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2001. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001:

.. Count and inspection of all securities located in the vault of Deutsche Bank in New York;

..  Confirmation of all securities held by institutions in book entry form - The
   Federal Reserve Bank of New York and The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Portfolios;

.. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

.. Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, Management's Assertions that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
August 29, 2001

                           THE HIRTLE CALLAGHAN TRUST

  300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428 (610) 828-7200


August 28, 2001

PricewaterhouseCoopers
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

Re:    Management Statement Regarding Compliance with
       Rule 17f-2 under of the Investment Company Act of 1940
       ------------------------------------------------------

The Hirtle Callaghan Trust is a registered under the Investment Company Act of 1940 ("1940 Act") as an open-end, series, management investment company. As of the date of this representation, The Fixed Income Portfolio and The Intermediate Term Municipal Bond Portfolio (collectively, the "Portfolios" of the Trust are provided with investment advisory services by Deutsche Asset Management, Inc. ("DAMI") and the assets of the Portfolio are maintained in the custody of Bankers Trust Company.

It is our understanding and belief that DAMI and Bankers Trust Company may be deemed to be "affiliated persons" of one another as that term is defined under
Section 2(a)(3) of the 1940 Act. It is our further understanding that, in light of such affiliation, (i) the Portfolios may be deemed subject to Rule 17f-2 (Custody of Investments by Registered Management Investment Companies) under the 1940 Act, and (ii) the officers of the Trust may be deemed responsible for assuring that the requirements of subsections (b) and (c) of such Rule 17f-2 are satisfied.

In order to fulfill this responsibility, we have obtained written assurances from Bankers Trust Company and DAMI that they have established and maintain a system of effective internal controls compliance with the requirements of subsections (b) and (c) of Rule 17f-2. We have obtained further written assurances from Bankers Trust Company and DAMI that they have performed an evaluation of the custody arrangements relating to each of the Portfolios and determined that such arrangements were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to the period referenced below. Based on these assurances, as set forth in the accompanying letter from Bankers Trust Company and DAMI, and solely in reliance on them, the undersigned officers of the Trust hereby represent that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 with respect to securities reflected in the investment account of each such Portfolio for the period March 1, 2001 through and as of April 30, 2001.

Sincerely,
The Hirtle Callaghan Trust

/s/ Robert J. Zion

Robert J. Zion
Vice President and Treasurer
The Hirtle Callaghan Trust

Enclosure